Exhibit 99.1

Table of Contents

Item 15 – Financial Statements and Exhibits

(a)           Enservco LLC and Subsidiaries Consolidated Financial Statements

Filed herewith are audited consolidated financial statements of Enservco LLC, and Subsidiaries for the fiscal years ended December 31, 2009 and 2008 and the unaudited consolidated balance sheet of Enservco LLC, and Subsidiaries as of June 30, 2010 and related consolidated statements of operations and cash flows for the six months ended June 30, 2010 and 2009.

(b)           Selected Unaudited Pro Forma Consolidated Financial Data

Filed herewith is the unaudited pro forma financial information of Enservco LLC, and Subsidiaries.

ENSERVCO, LLC AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

To the Members
Enservco, LLC
Colorado Springs, Colorado

We have audited the accompanying consolidated balance sheets of Enservco, LLC (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enservco, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ehrhardt Keefe Steiner & Hottman PC

June 24, 2010
Denver, Colorado

ENSERVCO, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

	June 30,	December 31,
	2010	2009	2008
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$926,377	$148,486	$915,985
Accounts receivable, net	1,632,970	2,131,592	4,282,743
Prepaid expenses and other current assets	640,485	262,076	878,037
Inventories	265,306	309,927	339,697
Income taxes receivable	385,192	385,192	286,406
Deferred tax asset	82,435	82,435	-
Total current assets	3,932,765	3,319,708	6,702,868

Related Party Receivables	-	-	162,750
Property and Equipment, net	14,680,453	16,452,812	18,089,007
Non-Competition Agreements, net	540,000	660,000	1,621,673
Goodwill	301,086	301,087	301,087
Other Assets	53,355	97,034	110,000

TOTAL ASSETS	$19,507,659	$20,830,641	$26,987,385

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$1,361,375	$1,276,071	$1,667,635
Line of credit borrowings	1,724,591	1,339,507	5,337,161
Related party payables	-	-	-
Current portion of long-term debt	906,427	1,864,954	3,205,118
Total current liabilities	3,992,393	4,480,532	10,209,914

Long-Term Liabilities
Related party payables	100,000	199,995	-
Subordinated debt – related party	1,700,000	500,000	-
Long-term debt, less current portion	9,696,887	9,959,974	7,307,828
Interest rate swaps	-	140,733	200,574
Deferred income taxes, net	2,168,524	2,468,984	1,044,087
Total long-term liabilities	13,665,411	13,269,686	8,552,489
Total liabilities	17,657,804	17,750,218	18,762,403

Commitments and Contingencies

Members’ Equity
Members’ equity	1,849,855	3,080,423	8,425,556
Accumulated other comprehensive loss – interest rate swaps	-	-	(200,574)
Total members’ equity	1,849,855	3,080,423	8,224,982

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$19,507,659	$20,830,641	$26,987,385

See notes to consolidated financial statements.

ENSERVCO, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)

Revenues	$9,220,210	$8,679,990	$15,388,746	$30,605,392

Cost of Revenue	7,141,107	7,323,415	13,489,099	21,416,089

Gross Profit	2,079,103	1,356,575	1,899,647	9,189,303

Operating Expenses
General and administrative expenses	865,794	427,243	1,486,124	1,781,075
Depreciation and amortization	1,919,716	2,483,166	4,423,934	2,988,057
Total operating expenses	2,785,510	2,910,409	5,910,058	4,769,132

Income (Loss) from Operations	(706,407)	(1,553,834)	(4,010,411)	4,420,171

Other (Expense) Income
Interest expense	(359,552)	(340,083)	(699,125)	(703,714)
Gain (loss) on disposals of equipment	7,125	8,696	(79,785)	(405,041)
Unrealized derivative gain (loss)	-	-	(140,733)	-
Interest and other income	83,364	5,155	7,472	23,098
Total other (expense)	(269,063)	(326,232)	(912,171)	(1,085,657)

Income (Loss) Before Income Tax (Expense) Benefit	(975,470)	(1,880,066)	(4,922,582)	3,334,514

Income Tax (Expense) Benefit	300,461	456,074	(972,882)	103,381

Net Income (Loss)	$(675,009)	$(1,423,992)	$(5,895,464)	$3,437,895

See notes to consolidated financial statements.

ENSERVCO, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity
For the Years Ended December 31, 2009 and 2008

	Members’ Equity	Accumulated Other Comprehensive Loss – Interest Rate Swaps	Total

Balance, January 1, 2008	$6,093,005	$-	$6,093,005

Net Income	3,437,895	-	3,437,895

Distributions	(1,105,344)	-	(1,105,344)

Other Comprehensive Loss – interest rate risk hedge	-	(200,574)	(200,574)

Balance, December 31, 2008	8,425,556	(200,574)	8,224,982

Net Loss	(5,895,464)	-	(5,895,464)

Contributions	2,070,552	-	2,070,552

Distributions	(678,722)	-	(678,722)

Deconsolidation of HNR (Note 1)	(841,499)	-	(841,499)

Other Comprehensive Gain – interest rate risk hedge	-	200,574	200,574

Balance, December 31, 2009	3,080,423	-	3,080,423

See notes to consolidated financial statements.

ENSERVCO, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2010	2009	2009	2008
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income (loss)	$(675,009)	$(1,423,992)	$(5,895,464)	$3,437,895
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,919,716	2,483,166	4,423,934	2,988,057
(Gain) loss on disposal of equipment	(7,125)	8,696	79,785	405,041
Deferred income taxes	(300,460)	(307,293)	1,342,463	(24,315)
Unrealized (gain) loss on derivatives	(140,733)	-	140,733	-
Changes in operating assets and liabilities
Accounts receivable	498,622	2,336,516	2,148,651	(1,604,434)
Income taxes receivable	-	(148,781)	(98,786)	(286,406)
Inventories	44,621	99,491	29,770	(134,987)
Other current assets	(378,409)	(45,102)	523,642	(507,627)
Accounts payable and accrued expenses	85,304	(396,125)	(390,734)	301,174
Net cash (used) provided in operating activities	1,046,527	2,606,576	2,303,994	4,574,398

INVESTING ACTIVITIES
Purchases of property and equipment	(575,357)	(1,098,440)	(2,014,415)	(7,780,126)
Proceeds from sales of equipment	555,125	(8,696)	31,103	1,318,000
Decrease (increase) in related party receivables	-	-	162,750	(155,560)
Decrease (increase) in other assets	43,679	(126,554)	(412,554)	-
Purchases of investments	-	-	(4,714)	(110,000)
Net cash provided (used) in investing activities	23,447	(1,233,690)	(2,237,830)	(6,727,686)

FINANCING ACTIVITIES
Net line of credit borrowings	385,085	127,500	1,202,500	3,847,161
Proceeds from issuance of long-term debt	10,300,000	-	4,475,153	2,850,000
Distributions to members	(568,979)	(100,778)	(640,722)	(957,746)
Cash distributed to member through deconsolidation of HNR	-	-	(77,821)	-
Contributions from members	13,420	124,505	2,070,552	-
Repayment of long-term debt	(10,421,609)	(1,530,553)	(7,863,325)	(3,782,572)
Net cash (used) provided in financing activities	(292,083)	(1,379,326)	(833,663)	1,956,843

Net Increase (Decrease) in Cash and Cash Equivalents	777,891	(6,440)	(767,499)	(196,445)

Cash and Cash Equivalents, Beginning of Year	148,486	915,985	915,985	1,112,430

Cash and Cash Equivalents, End of Year	$926,377	$909,545	$148,486	$915,985

See notes to consolidated financial statements.

ENSERVCO, LLC AND SUBSIDIARIES

(Continued on the following page)

Consolidated Statements of Cash Flows

(Continued from the previous page)

Non-cash investing and financing activities consist of the following:

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2010	2009	2009	2008
	(unaudited)	(unaudited)

Non-cash impact of deconsolidation of HNR	$-	$-	$763,678	$-
Non-cash distribution of property and equipment to member	$-	$-	$38,000	$-
Acquisition of property and equipment through issuance of long-term debt	$-	$-	$-	$2,589,635
Acquisition of Hot Oil Express non-competition agreement through issuance of long-term debt	$-	$-	$-	$300,000

Supplemental cash flow information consists of the following:

Cash paid for interest	$378,122	$365,814	$690,463	$677,983
Cash paid for income taxes	$-	$-	$1,055,317	$207,340

See notes to consolidated financial statements.

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 1 - Description of Business

Organization

Enservco, LLC (“Enservco”), a Nevada Limited Liability Company, and its subsidiaries provide services to the domestic onshore oil and gas industry including hot oiling, acidizing, frac heating, freshwater and saltwater hauling, frac tank rental, dirt construction, and other general work.  Heat Waves Hot Oil Service, LLC (“Heat Waves”), a Colorado limited liability company, and Dillco Fluid Services, Inc. (“Dillco”), a Kansas corporation, are wholly-owned subsidiaries of Enservco and are the primary operating entities of the Company.

Heat Waves is the sole member of (1) Trinidad Housing, LLC (“Trinidad Housing”), an entity that provides temporary housing for employees of the Company in Trinidad, CO, and (2) Real GC LLC (“Real GC”), an entity whose sole purpose is to own vacant land adjacent to Heat Waves’ operations in Garden City, KS.

HNR, LLC (“HNR”) and Herman Energy Services, LLC (“HES”) are limited liability companies that due to common ownership by members of Enservco are deemed variable interest entities for which either Dillco or Heat Waves is the primary beneficiary.  Accordingly, such entities are included in the accompanying consolidated financial statements.  As of December 31, 2009, HNR sold its fixed assets to Enservco (payment of which was the satisfaction of intercompany debt).  Enservco then contributed the assets to its subsidiary Dillco at historical carrying amounts.  As a result of these transactions it was determined that Dillco was no longer the primary beneficiary and HNR is no longer consolidated as of December 31, 2009.  The operating results of HNR are included in the consolidated statements of operations through the date of the transactions, December 31, 2009.  The assets which were deconsolidated were not used in the operations of Enservco and subsidiaries.

On March 1, 2010, the two members of HES contributed their interests to Heat Waves thereby changing HES’ status from a variable interest entity to subsidiary.

Basis of Presentation

The accompanying consolidated financial statements have been derived from the accounting records of Enservco, Heat Waves, Dillco, Trinidad Housing, HNR, HES, and Real GC (collectively, the “Company”) as of December 31, 2009 and 2008 and the results of operations for the years then ended with the exception of HNR being deconsolidated as of December 31, 2009 as noted above.  The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  All significant inter-company balances and transactions have been eliminated in the accompanying consolidated financial statements.

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 1 - Description of Business (continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.  The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.  Cash balances did not exceed the federally insured limit as of December 31, 2009 but did exceed the federally insured limit by approximately $333,000 as of December 31, 2008.

Note 2 - Summary of Significant Accounting Policies

Accounts Receivable

Accounts receivable are stated at the amount billed to customers.  The Company provides a reserve for doubtful accounts based on a review of outstanding receivables, historical collection information and existing economic conditions.  The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses.  The allowance is management's best estimate of uncollectible amounts and is determined based on historical performance that is tracked by the Company on an ongoing basis.  The losses ultimately incurred could differ materially in the near term from the amounts estimated in determining the allowance.  As of December 31, 2009 and 2008, the Company has recorded an allowance for doubtful accounts of $201,371, and $40,000, respectively.

Inventory

Inventory consists primarily of diesel fuel and chemicals that are used in the servicing of oil wells and is carried at the lower of cost or market in accordance with the first in, first out method.

Property and Equipment

Property and equipment consists of (1) trucks, trailers and pickups; (2) trucks that are in various stages of fabrication; (3) real property which includes land and buildings used for office and shop facilities and wells used for the disposal of water; and (4) other equipment such as tools used for maintaining and repairing vehicles, office furniture and fixtures, and computer equipment.  Property and equipment acquired pursuant to the acquisitions of Heat Waves, Dillco and certain of Hot Oil Express, Inc. (“Hot Oil Express”) assets (Note 3) are stated at the estimated fair value as of the date of acquisition based on independent appraisals less accumulated depreciation.  Property and equipment acquired since acquisition is stated at cost less accumulated depreciation.  The Company charges repairs and maintenance against income when incurred and capitalizes renewals and betterments, which extend the remaining useful life or expand the capacity of the assets.  Depreciation is recorded on a straight-line basis over estimated useful lives of 5 to 30 years.

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 2 - Summary of Significant Accounting Policies (continued)

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered.  The Company looks primarily to the discounted future cash flows in its assessment of whether or not long-lived assets have been impaired.  No impairments were recorded during the year ended December 31, 2009 or 2008.

Revenue Recognition

The Company recognizes revenue when services are provided and collection is reasonably assured.

Concentrations

During the year ended December 31, 2009, the Company had accounts receivable from two customers - each comprising 13% of accounts receivable as of December 31, 2009.  Revenue from these two customers represented 5% and 3% of total revenues for the year ended December 31, 2009.

During the year ended December 31, 2008, the Company earned revenue from two customers representing 15% and 12% of revenues.  Receivables from one of these customers approximated 17% of accounts receivable as of December 31, 2008.

Intangible Assets

Non-Competition Agreements

The non-competition agreements with the sellers of Heat Waves, Hot Oil Express, and Dillco have finite lives and are being amortized over a five-year period (Note 4).  The Dillco non-competition agreement was written off in June 2009 upon the death of the contracted party.  Amortization expense is expected to be recognized through June 2013.

Goodwill

Goodwill represents the excess of the cost over the fair value of net assets acquired, including indentified intangible assets, recorded in connection with the acquisitions of Heat Waves.  Goodwill is not amortized but is assessed for impairment at least annually.  No impairment charge was recorded during the years ended December 31, 2009 and 2008.

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 2 - Summary of Significant Accounting Policies (continued)

Derivatives

The Company uses derivative financial instruments to mitigate interest rate risk associated with variable interest rate loans included in long-term debt.  The Company accounts for such activities as required by current accounting standards.  The current accounting standards require that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair market value and included in the Consolidated Balance Sheets as assets or liabilities.

The accounting for changes in the fair value of the derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception for the derivative.  The current accounting standards require that a company formally documents, at the inception of a hedge, the hedging relationship and the entity's risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method that will be used to assess effectiveness, and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment.

The Company may utilize derivative financial instruments which have not been designated as hedges even though they protect the Company from changes in interest rate fluctuations.  These instruments are marked to market with the resulting changes in fair value recorded in earnings.  During December 2009, as a result of modification of certain of the Company’s debt, the Company determined that the interest rate swaps no longer qualify as hedges, and, therefore, beginning in December 2009, the Company’s derivative instruments were marked to market through earnings.

For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income (loss) until the hedged item is recognized in earnings.  Hedge effectiveness is assessed quarterly based on total changes in the derivative's fair value.  Any ineffective portion of the derivative instrument's change in fair value is recognized immediately in earnings.

Income Taxes

Enservco and its subsidiaries, with the exception of Dillco (which is a C Corporation subject to federal and state income taxes), are limited liability companies and prior to January 1, 2010 were not subject to federal or state income taxes.  On January 1, 2010 Enservco elected to be taxed as a corporation.  Therefore, no provision or liability for income taxes has been included in the accompanying financial statements, except for income taxes relating to the financial statements of Dillco.

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company recognizes deferred tax liabilities and assets (Note 10) based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in income in the period that includes the enactment date.

Effective January 1, 2009, the Company accounts for any uncertainty in income taxes by recognizing the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The Company measures the tax benefits recognized in the financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.  The application of income tax law is inherently complex.  Laws and regulations in this area are voluminous and are often ambiguous.  As such, the Company is required to make many subjective assumptions and judgments regarding income tax exposures.  Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to the Company’s subjective assumptions and judgments which can materially affect amounts recognized in the consolidate balance sheets and consolidated statements of income.  The result of the reassessment of the Company’s tax positions did not have an impact on the consolidated financial statements.

When accounting for uncertainty in income taxes for those entities electing to be treated as LLCs for income tax purposes, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the member rather than the Company.  Accordingly, there would be no effect on the Company’s financial statements.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses.  No interest or penalties have been assessed as of December 31, 2009 and 2008.  The Company’s income tax returns for tax years subject to examination by tax authorities include 2005 and 2006 through the current period for state and federal tax reporting purposes, respectively.

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value

Effective January 1, 2008, the Company adopted the authoritative guidance that applies to all financial assets and liabilities required to be measured and reported on a fair value basis.  Beginning January 1, 2009, the Company also applied the guidance to non-financial assets and liabilities measured at fair value on a nonrecurring basis, including non-competition agreements and goodwill.  The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.  Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances.  The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1:	Quoted prices are available in active markets for identical assets or liabilities;

Level 2:	Quoted prices in active markets for similar assets and liabilities that are observable for the asset or liability; or

Level 3:	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

Management Estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 2 - Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Accounting Standards Codification™ (the “Codification”), as the single source of authoritative U.S. GAAP for all non-governmental entities, with the exception of the SEC and its staff.  The Codification, which became effective July 1, 2009, changes the referencing and organization of accounting guidance and is effective for interim and annual periods ending after September 15, 2009.  The Company adopted the Codification on July 1, 2009 which provides for changes in references to technical accounting literature in the accompanying consolidated financial statements, but did not have an impact on the Company's financial position, results of operations, or cash flows.

In June 2009, the FASB issued new accounting guidance related to the accounting and disclosures of subsequent events.  This guidance incorporates the subsequent events guidance contained in the auditing standards literature into authoritative accounting literature.  It also requires entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the date the financial statements are available to be issued.  The Company adopted this guidance upon its issuance and it had no material impact on the Company's consolidated financial statements.  For purposes of the accompanying consolidated financial statements, the Company has evaluated subsequent events through June 24, 2010, the date the consolidated financial statements were available to be issued.

Note 3 - Acquisition of Hot Oil Express, Inc. (“Hot Oil Express”) Assets

On June 30, 2008, Heat Waves acquired certain property and equipment from Hot Oil Express, a Utah-based company providing similar services as the Company for $2,400,000.  Concurrently, Heat Waves entered into a non-competition agreement (Note 4) with the owner of Hot Oil Express for a period of five years and issued a $300,000 promissory note as consideration.  The operating results of Hot Oil Express have been included in the Company’s financial statements beginning July 1, 2008.  The Company determined that the acquisition is an asset purchase as several key components of the business were not acquired.

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 4 - Non-Competition Agreements

Non-competition agreements consist of the following as of December 31, 2009 and 2008:

	Heat Waves	Dillco	Hot Oil Express	Total

Non-competition agreements - net, at January 1, 2008	$810,000	$902,091	$300,000	$2,012,091
Amortization for the year ended December 31, 2008	(180,000)	(180,418)	(30,000)	(390,418)

Non-competition agreements - net, at December 31, 2008	630,000	721,673	270,000	1,621,673
Amortization for the year ended December 31, 2009	(180,000)	(721,673)	(60,000)	(961,673)

Non-competition agreements - net, at December 31, 2009	$450,000	$-	$210,000	$660,000

Amortization expense for the years ended December 31, 2009 and 2008 totaled $961,673 and $391,418, respectively.  During the year ended December 31, 2009, the Dillco non-competition agreement was written off in full due to the death of the contracted party.

Amortization expense on these non-competition agreements for each of the next five years will be as follows:

Year Ended December 31,

2010	$240,000
2011	240,000
2012	150,000
2013	30,000

Total	$660,000

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 5 - Property and Equipment

Property and equipment consists of the following at:

	December 31,
	2009	2008

Trucks and vehicles	$15,775,425	$15,985,322
Other equipment	3,982,089	3,452,583
Buildings and improvements	1,705,313	1,673,528
Trucks in process	1,164,161	-
Land	516,420	442,420
Disposal wells	476,496	310,000
Total property and equipment	23,619,904	21,863,853
Accumulated depreciation	(7,167,092)	(3,774,846)

Property and equipment - net	$16,452,812	$18,089,007

Depreciation expense for the years ended December 31, 2009 and 2008 totaled $3,462,261 and $2,597,639, respectively.

Note 6 – Lines of Credit

See Note 13 regarding a refinancing of the Company’s debt subsequent to December 31, 2009.

The Company had a $4 million non-revolving line of credit and a $2 million revolving line of credit with a bank.  During the year ended December 31, 2009, the $4 million non-revolving line of credit was converted to a five-year term note (Note 7).

The $4 million non-revolving line of credit had outstanding borrowings of $0 and $3,842,654 as of December 31, 2009 and 2008, respectively.  Interest on the non-revolving line of credit is indexed to the London Inter Bank Offered Rate (“LIBOR”) plus 2.31% per annum.  Interest only payments were required monthly through the maturity date of September 4, 2009 when all outstanding principal and interest was due and the Company converted the borrowings to a five-year term note (Note7).

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 6 – Lines of Credit (continued)

The $2 million revolving line of credit has outstanding borrowings of $1,339,507 and $1,494,507 as of December 31, 2009 and 2008, respectively.  The Company’s borrowings under the revolving line of credit agreement are limited to the lesser of $2 million or 80% of Heat Waves and Dillco eligible accounts receivable, as defined.  The definition of eligible accounts receivable contains various restrictions, including the exclusion of receivables which are 90 days or older.  During the year ended December 31, 2008 and until October 1, 2009 the interest rate was at the LIBOR rate plus 3.07% on the borrowings.  Effective October 1, 2009, the Company amended the agreement and the interest rate changed to LIBOR plus 4.00%.  Interest only payments are required monthly through the maturity date of July 2010.

The borrowings under both lines of credit are collateralized by substantially all assets of the Company and are guaranteed by the members of the Company.  The lines of credit are subject to various covenants.

Note 7 – Long-Term Debt

Long-term debt consists of the following (see Note 15 regarding a refinancing of certain of this debt subsequent to December 31, 2009):

	December 31,
	2009	2008
Note payable to a bank, original principal of $3,975,154, payable in interest only installments through June 2010 and monthly principal and interest installments through December 2014, variable rate interest of LIBOR plus 4%, collateralized by substantially all assets of the Company, guaranteed by the members of the Company, and was subject to financial covenants. Subsequent to the year ended December 31, 2009, the Company refinanced the terms of the note payable (Note 15).	$3,975,154	$-

Note payable to a bank, original principal of $4,525,000, payable in monthly principal and interest installments through December 2012, variable rate interest of LIBOR plus 4% swapped for fixed (see interest rate swaps below), collateralized by substantially all assets of the Company, guaranteed by the members of the Company, and was subject to financial covenants. Subsequent to the year ended December 31, 2009, the Company refinanced the terms of the note payable (Note 15).	2,510,859	3,648,499

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 7 – Long-Term Debt (continued)

	December 31,
	2009	2008
Note payable to a bank, original principal of $2,450,000, payable in monthly principal and interest installments through May 2012, variable rate interest of LIBOR plus 4% swapped for fixed (see interest rate swaps below), collateralized by substantially all assets of the Company, guaranteed by the members of the Company, and was subject to financial covenants. Subsequent to the year ended December 31, 2009, the Company refinanced the terms of the note payable (Note 15).	1,686,236	2,115,759

Note payable to a bank, original principal of $1,736,000, payable in monthly principal and interest installments through July 2012, variable rate interest of LIBOR plus 4% swapped for fixed (see interest rate swaps below), collateralized by substantially all assets of the Company, guaranteed by the members of the Company, and was subject to financial covenants. Subsequent to the year ended December 31, 2009, the Company refinanced the terms of the note payable (Note 15).	1,295,115	1,603,767

Note payable to member, subordinated to all bank debt, fixed interest at 3% compounding annually, interest paid in arrears December 31 of each year, due in December 2018.	500,000	-

Notes payable to equipment finance companies, interest at 2.97% to 4.74%, due in monthly principal and interest installments through January 2012, secured by equipment.	459,180	684,978

Note payable to the seller of Heat Waves, interest at 8%, due in installments in January and May 2009, secured by land. The note was garnished by the Internal Revenue Service (“IRS”) in 2009 and is due on demand.	422,000	612,452

Note payable to a bank, original principal of $400,000, payable in monthly interest only installments through June 2010 and principal and interest installments through July 2013, interest at LIBOR plus 4% with a 5% floor, collateralized by substantially all assets of the Company, guaranteed by the members of the Company, subject to financial covenants. Subsequent to the year ended December 31, 2009, the Company refinanced the terms of the note payable (Note 15).	365,178	387,879

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 7 – Long-Term Debt (continued)

	December 31,
	2009	2008
Mortgage payable to a bank, interest at 8%, due in monthly payments through May 2012 with a balloon payment of $229,198 on June 15, 2012, secured by land, guaranteed by one of the members.	307,520	336,235

Holdback payable to the seller of Dillco, interest at 6%, due in bi-monthly installments of $50,000 in February 2010 and $66,667 every two months thereafter, maturing August 2010, unsecured.	250,000	250,000

Note payable to the seller of Hot Oil Express, non-interest bearing, due in annual installments of $100,000 through March 2011, unsecured. Imputed interest is not significant.	200,000	300,000

Mortgage payable to a bank, interest at 8%, payable in monthly payments through August 2012 with a balloon payment of $141,707 on September 1, 2012, secured by land.	163,689	170,775

Notes payable to a vehicle finance company, interest at fixed rates from 6.19% to 10.25%, due in monthly installments through May 2013, secured by vehicles, guaranteed by one of the members.	155,949	205,798

Other notes payable, interest at 6% to 8%, due in monthly installments through August 2010, secured by equipment.	34,048	196,804
Total	12,324,928	10,512,946
Less current portion	(1,132,412)	(3,205,118)

Long-term debt, net of current portion	$11,192,516	$7,307,828

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 7 – Long-Term Debt (continued)

Aggregate maturities of debt including the line of credit (Note 6) are as follows:

Year Ended December 31,

2010	$3,204,461
2011	2,397,729
2012	2,494,768
2013	2,029,977
2014	2,025,000
Thereafter	1,512,500

Total	$13,664,435

Note 8 - Derivatives

The Company entered into interest rate swap agreements during October and December 2008 in order to mitigate interest rate risk related to several of the Company’s notes payable.  Generally, the Company enters into hedging relationships such that changes in the fair values of the items and transactions being hedged are expected to be offset by corresponding changes in the values of the derivatives.  The Company has interest rate swap agreements outstanding at December 31, 2009 and 2008 for the purpose of hedging the risk of interest rate fluctuations associated with the bank notes payable discussed above.  As of December 31, 2008, the outstanding notional principal amounts under the interest rate swaps match the outstanding principal balances of the first three 2008 notes payable to the bank discussed above totaling $7,368,025.

Pursuant to the interest rate swap agreements, the Company has swapped the variable rates of LIBOR plus 2.31% included in the notes for fixed rates of 4.93% on the $4,525,000 bank note and 5.67% on the $2,450,000 and $1,736,000 bank notes.  The interest rate swap agreements expire concurrently with the respective notes payable being hedged.

The Company’s interest rate swaps (Note 9) are stated at fair value in accordance with current accounting standards.  During 2008, the Company’s interest rate swaps have been designated as hedges.  Since the hedging relationship was deemed effective, the change in fair value of the interest rate swaps was recorded as other comprehensive income (loss).  The interest rate swap agreements were cumulatively valued as a liability of $200,574 as of December 31, 2008.  As of December 31, 2008, the Company has recorded the fair value of the interest rate swap agreements in its Consolidated Balance Sheets as a long-term liability and an unrealized (loss) gain of $(200,574) in other comprehensive income (loss).

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 8 – Derivatives (continued)

During October 2009, the Company amended the debt related to the interest rate swap agreements.  As a result, the notional amount of the interest rate swaps no longer agrees to the anticipated outstanding debt.  The Company determined that the interest rate swaps no longer qualify as hedges, and, therefore, beginning in December 2009, the Company’s derivative instruments were marked to market through earnings.  Therefore, in December 2009, the initial hedge was settled and the new derivatives were marked to market through earnings.  The Company recorded an unrealized loss of $140,733 which is included in other expense at December 31, 2009.  As of December 31, 2009, the Company has recorded the fair value of the interest rate swap agreements in its Consolidated Balance Sheets as a long-term liability.

Note 9 - Fair Value Measurements

The following tables present the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Interest rate swap liability	$-	$-	$140,733	$140,733

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest rate swap liability	$-	$-	$200,574	$200,574

As of December 31, 2009, the Company’s derivative financial instruments are comprised of two interest rate swap agreements.  The fair value of the interest rate swap agreements is determined based on both observable and unobservable pricing inputs and therefore, the data sources utilized in this valuation model was considered Level 3 inputs in the fair value hierarchy.

The Company’s estimates of fair value of the interest rate swaps include consideration of expected future interest rates, counterparty’s credit worthiness, the Company’s credit worthiness, and the time value of money.  The consideration of these factors results in an estimated exit-price for each derivative asset or liability under a market place participant’s view.

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 9 - Fair Value Measurements (continued)

Level 3 Reconciliation

The following table sets forth a reconciliation of changes in the fair value of financial assets and liabilities classified as Level 3 in the fair value hierarchy:

Interest rate swap liabilities consist of the following at December 31, 2009:

Balance, January 1, 2008	$-
Change in value	200,574

Balance, December 31, 2008	200,574
Change in value	(59,841)

Balance, December 31, 2009	$140,733

Note 10 – Income Taxes

The Company and some of its subsidiaries have elected to be treated as LLCs for income tax purposes.  Accordingly, all taxable income and losses for these entities are reported in the income tax returns of the member and no provision for income taxes has been recorded in the accompanying financial statements.  Subsidiaries taxed as corporations, however, do record a provision for income taxes.

Pursuant to a reorganization of the Company effective as of December 31, 2009, the ownership of Heat Waves, Trinidad Housing, Real GC and certain assets of HNR were contributed to Dillco.  Since Dillco is a C Corporation, this reorganization effectively resulted in a conversion from a limited liability corporation to a C Corporation for the entities and the assets of HNR.  Accordingly, the corresponding net deferred tax liabilities of $1,807,600 as of December 31, 2009 were recorded as liabilities of the Company with a corresponding increase in deferred income tax expense.

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 10 – Income Taxes (continued)

The components of the (benefit from) provision for income taxes are as follows:

	December 31,
	2009	2008
Current
Federal	$(383,049)	$(65,598)
State	13,468	(13,468)
	(369,581)	(79,066)

Deferred
Federal	1,227,924	46,048
State	114,539	(70,363)
	1,342,463	(24,315)

Provision for (benefit from) income taxes	$972,882	$(103,381)

The Company’s effective tax rate differs from the statutory rate as shown in the following schedule (in thousands):

	December 31,
	2009	2008

Tax expense at federal statutory rate of 34%	$(1,673,678)	$1,133,735
State income taxes	(107,968)	(12,738)
Change in tax status of subsidiary	1,807,600	-
Income tax at owner level (pass-through)	939,497	(1,220,350)
Penalties	9,536	-
Other	(2,105)	(4,028)

	$972,882	$(103,381)

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 10 – Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of December 31, 2009 and 2008 are as follows:

	December 31, 2009		December 31, 2008
	Current	Long-Term	Current	Long-Term
Deferred tax assets
Reserves and accruals	$82,435	$-	$-	$-
Amortization	-	120,830	-	-
Capital losses	-	8,324	-	-
Net operating losses	-	66,038	-	-
Total deferred tax assets	82,435	195,192	-	-

Deferred tax liabilities
Depreciation	-	(2,664,176)	-	(762,634)
Acquired intangible assets	-	-	-	(281,452)
Total deferred tax liabilities	-	(2,664,176)	-	(1,044,086)

Net deferred tax assets	$82,435	$(2,468,984)	$-	$(1,044,086)

Note 11 – Commitments and Contingencies

The Company leases eight facilities under month to month and has lease commitments that expire through April 2012.  Future minimum lease commitments as of December 31, 2009 are as follows:

Year Ending December 31,

2010	$195,000
2011	145,000
2012	25,000

Total	$365,000

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 12 – Employee Benefit Plan

Heat Waves and Dillco have a qualified defined contribution Simple IRA plan (the “Plan”) which covers substantially all their employees.  Eligible participants may annually contribute a portion of their salary up to the maximum allowed under IRS regulations.  Employer contributions equal 3% of the employees’ salaries.  The Company contributed $15,412 and $27,103 to the Plan for the years ended December 31, 2009 and 2008, respectively.

Note 13 - Related Party Transactions

During the years ended December 31, 2009 and 2008, the Company made and received payments during the normal course of business to and from various companies who are related through common ownership. As of December 31, 2009, the Company owed $199,993 to related parties.  Related parties owed the Company $162,750 as of December 31, 2008.

In November, 2009, the Company entered into a subordinated loan agreement with a member, the funds of which were used to pay down long-term debt.  The terms of the note include principal of $500,000, fixed interest at 3% compounding annually, with interest paid in arrears December 31 of each year, and due in December 2018.

In December 2009, the Company purchased assets from HNR for a purchase price of $1,065,623, paid by satisfaction of certain intercompany obligations.  Enservco and its subsidiaries had previously used these assets in its business.

Note 14 – Merger

In July 2010, prior to the closing of the planned merger with Aspen Exploration Corporation (“Aspen”) as disclosed below, Enservco intends to merge with Dillco, Enservco’s wholly-owned subsidiary.  As a result, these financial statements will become the financial statements of Dillco.

On June 24, 2010, the Company signed an Agreement and Plan of Merger with Aspen, a public company, whereby in July 2010, a subsidiary of Aspen will be merged with and into Dillco (subject to closing requirements).  Dillco, as the Surviving Corporation, will become a wholly-owned subsidiary of Aspen.  The stockholders of Dillco will receive 14,519,244 shares of Aspen’s common stock, which will result in their owning approximately 66.7% of the outstanding common stock of the surviving entity after the consummation of the Merger.

ENSERVCO, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Information with Respect to June 30, 2010 and the
Period Ended June 30, 2010 and 2009 is Unaudited

Note 15 – Debt Refinance

On June 2, 2010, the Company entered into two debt agreements with a bank to refinance five notes with a previous bank.  The terms of the first note include (1) principal of $9,100,000; (2) payable in monthly interest only installments commencing July 2010 to July 2011; (3) a one-time, $1,000,000 principal payment due July 2011; (4) beginning July 2011, fixed monthly principal and interest installments of $188,000 until July 2015 at which time the remaining principal becomes due (5) a variable rate interest of PRIME plus 1% (not to be less than 5.5%); (6) collateral consists of the equipment, inventory, and accounts of the Company; (7) the note is guaranteed by a member of the Company; and (8) the loan is subject to financial covenants.  The terms of the second note are the same except that it is a one year, $2,000,000 revolving line of credit subject to a borrowing base defined as the lesser of $2,000,000 or 80% of defined eligible accounts receivable.

On March 31, 2010, the Company entered into another subordinated debt agreement with a member, the funds of which were used to pay down long-term debt.  The terms of the note include principal of $1,200,000, fixed interest at 3% compounding annually, with interest paid in arrears December 31 of each year, and due in December 2018.

ASPEN EXPLORATION CORPORATION AND
ENSERVCO, LLC AND SUBSIDIARIES
SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Explanatory Notes

The unaudited pro forma financial data set forth below at and for the six months ended June 30, 2010 and for the year ended December 31, 2009 is based upon Aspen’s historical financial statements, adjusted to give effect to the transaction with Enservco, LLC and Subsidiaries (“Enservco”).

On June 24, 2010, we entered into an Agreement and Plan of Merger and Reorganization with Aspen Exploration Corporation (“Aspen”), a public company.  Aspen Newco, Inc. (a wholly-owned subsidiary of Aspen) was merged into Dillco Fluid Service, Inc., and Dillco, as the Surviving Corporation, became a wholly-owned subsidiary of Aspen, the public corporation. We issued 14,519,244 shares of our common stock to acquire Enservco, which resulted in the stockholders of Enservco owning approximately 67% of our outstanding common stock after the consummation of the Merger.

The pro forma financial information at and for the twelve months ended June 30, 2010 has been developed from Aspen’s audited financial statements and Enservco’s unaudited consolidated financial statements, and the notes to those consolidated financial statements, which are included elsewhere in this document.

The unaudited pro forma consolidated financial data is provided for illustrative purposes only and does not purport to represent what Aspen’s actual consolidated results of operations or Aspen’s financial position would have been had the transaction and corporation sale occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.

The unaudited pro forma combined financial data is based on preliminary estimates and various assumptions that Enservco and Aspen believe are reasonable in these circumstances. Because the former stockholders of Enservco will own approximately 67% of the combined company on completion of the exchange, calculated on a fully diluted basis and Aspen is selling its existing operations in conjunction with the transaction, the transaction will be accounted for as an acquisition of a business through a reverse acquisition. The assets consist primarily of cash and marketable securities and the historical financial statements are reflective of the current fair value of these assets.  Accordingly there are no adjustments as a result of the acquisition to the carrying amount of these assets.  Costs of the transaction will be charged to operations. The unaudited pro forma financial statements reflect the Enservco accounting policies, as those accounting policies will govern Enservco accounting after the transaction and corporation sale.

The summary consolidated statement of operations data for the twelve months ended June 30, 2010 gives effect to the proposed transaction as if the transaction had occurred on July 1, 2009.  The summary consolidated balance sheet data at June 30, 2010 gives effect to the proposed transaction as if the transaction had occurred on June 30, 2010.

ASPEN EXPLORATION CORPORATION AND
ENSERVCO, LLC AND SUBSIDIARIES
SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Pro Forma Unaudited Consolidated Statement of Operations
For the Period Ended June 30, 2010

	Aspen Twelve Months Ended June 30, 2010	Enservco Twelve Months Ended June 30, 2010	Total Before Pro Forma Adjustments	Pro Forma Adjustments		Pro Forma Combined
		(Unaudited)

Revenues	$-	$15,928,966	$15,928,966	$-		$15,928,966

Cost of revenue	-	13,306,791	13,306,791	-		13,306,791

Gross profit	-	2,622,175	2,622,175	-		2,622,175

Expenses
Selling, general, and administrative	780,924	1,924,675	2,705,599	-		2,705,599
Depreciation and amortization	2,808	3,860,484	3,863,292	-		3,863,292

Operating loss	(783,732)	(3,162,984)	(3,946,716)	-		(3,946,716)

Other income (expenses)
Interest and other income	32,383	85,681	118,064	-		118,064
Interest and other expenses	(6,550)	(718,594)	(725,144)	-		(725,144)
Gain (loss) on sale of equipment	-	(81,356)	(81,356)	-		(81,356)
Unrealized derivative loss	-	(140,733)	(140,733)	-		(140,733)
Total other income (expenses)	25,833	(855,002)	(829,169)	-		(829,169)

Loss from continuing operations before income taxes	(757,899)	(4,017,986)	(4,775,885)	-		(4,775,885)

Income tax benefit (expense)	253,215	(1,128,495)	(875,280)	(92,268)	(1)	(967,548)

Loss from continuing operations	(504,684)	(5,146,481)	(5,651,165)	(92,268)		(5,743,433)

Discontinued operations
Loss on disposal of oil and gas operations	(50,540)	-	(50,540)	-		(50,540)

Net loss	$(555,224)	$(5,146,481)	$(5,701,705)	$(92,268)		$(5,793,973)

Basic net (loss) per share	$(0.08)	$(0.35)	$(0.26)	$(0.01)		$(0.27)

Weighted average number of common shares outstanding used to calculate basic net (loss) per share	7,259,622	14,519,244	21,778,866	14,519,244		21,778,866

(1) To reflect the deferred tax expense of Enservco entities previously not subject to income taxes.

ASPEN EXPLORATION CORPORATION AND
ENSERVCO, LLC AND SUBSIDIARIES
SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Pro Forma Unaudited Consolidated Balance Sheet
As of June 30, 2010

	Aspen	Enservco	Total Before Pro Forma Adjustments	Pro Forma Adjustments		Pro Forma Combined
		(Unaudited)
Current assets
Cash and cash equivalents	$3,017,002	$926,377	$3,943,379	$-		$3,943,379
Marketable securities	226,279	-	226,279	-		226,279
Account and trade receivables	-	1,632,970	1,632,970	-		1,632,970
Inventories	-	265,306	265,306	-		265,306
Income tax receivable	266,156	385,192	651,348	-		385,192
Deferred income tax	55,000	82,435	137,435	-		137,435
Other current assets	30,088	640,485	670,573	-		936,729
Total current assets	3,594,525	3,932,765	7,527,290	-		7,527,290

Property and equipment, net	424	14,680,453	14,680,877	-		14,680,877
Goodwill and intangibles, net	-	841,086	841,086	-		841,086
Other Assets		53,355	53,355			53,355
Total assets	$3,594,949	$19,507,659	$23,102,608	$-		$23,102,608

Current liabilities
Accounts payable	$80,405	$820,320	$900,725	$-		$900,725
Accrued expenses	-	541,055	541,055	-		541,055
Line of credit borrowings	-	1,724,591	1,724,591	-		1,724,591
Current portion of long-term debt	-	906,427	906,427	-		906,427
Total current liabilities	80,405	3,992,393	4,072,798	-		4,072,798

Long-term liabilities
Subordinated debt Accounts payable – related parties	-	1,700,000 100,000	1,700,000 100,000	-		1,700,000 100,000
Long-term debt, less current portion	-	9,696,887	9,696,887	-		9,696,887
Deferred income taxes, net	-	2,168,524	2,168,524	-		2,168,524
Total long-term liabilities	-	13,665,411	13,665,411	-		13,665,411
Total liabilities	80,405	17,657,804	17,738,209	-		17,738,209

Stockholders’ equity
Common stock, $0.005 par value	36,298	-	36,298	(36,298)	(1)	108,894
				72,596	(2)
				36,298	(3)
Capital in excess of par value	4,554,934	-	4,554,934	(4,554,934)	(1)	8,198,206
				3,610,685	(1)
				4,660,117	(3)
				14,446,648	(2)
				(14,519,244)	(2)
Members’ equity	-	4,710,100	4,710,100	(4,710,100)	(3)	-
Accumulated other comprehensive loss	(521,464)	-	(521,464)	521,464	(1)	-

Retained earnings (deficit)	(555,224)	(2,860,245)	(3,415,469	555,224	(1)	(2,860,245)
Total stockholders’ equity	3,514,544	1,849,855	5,364,399	-		5,364,399

Total liabilities and stockholders’ equity	$3,594,949	$19,507,659	$23,102,608	$-		$23,102,608

(1)	To remove the equity not assumed in the merger
(2)
Aspen issued 14,519,244 shares of Aspen’s common stock to acquire Dillco Fluid Service, Inc., which resulted in the stockholders of Dillco owning approximately 67% of our outstanding common stock after the consummation of the Merger

(3)	To reflect for accounting purposes the 7,259,622 shares of stock currently outstanding with Aspen as issued shares of Enservco pursuant to the reverse merger